Exhibit 12.1

B & B B, Inc. (doing business as Virgin River Hotel/Casino/Bingo),

Virgin River Casino Corporation, CasaBlanca Resorts, LLC

(doing business as Oasis Resort & Casino) and

RBG, LLC (doing business as CasaBlanca Resort/Casino/Golf/Spa)

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
	(dollars in thousands)
Income (loss) before minority interest	$5,142	$13,419	$1,340	$1,232	$1,544	$3,914	$9,939

Adjustment:
Fixed charges	4,642	4,658	5,809	8,775	8,153	6,107	2,953

Earnings available for fixed charges	$9,784	$18,077	$7,149	$10,007	$9,697	$10,021	$12,892

Fixed Charges:

Interest expense	4,157	4,312	5,375	8,276	7,488	5,664	5,203
Change in fair value of swaps	—	—	—	—	—	—	(2,683)
Amortization of deferred financing costs	279	156	208	224	365	203	207
Interest component of rent expense	206	190	226	275	300	240	226

Total fixed charges	$4,642	$4,658	$5,809	$8,775	$8,153	$6,107	$2,953

Ratio of earnings to fixed charges	2.1x	3.9x	1.2x	1.1x	1.2x	1.6x	4.4x